

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2024

Kim Kwan Kings Wong
Chief Executive Officer
Top Wealth Group Holding Ltd
Units 714 & 715, 7F, Hong Kong Plaza
188 Connaught Road West
Hong Kong

       Re: Top Wealth Group Holding Ltd
          Draft Registration Statement on Form F-1
          Submitted June 20, 2024
          CIK No. 0001978057

Dear Kim Kwan Kings Wong:

    This is to advise you that we do not intend to review your registration statement.

    We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Bradley Ecker at 202-551-4985 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing